

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2021

Jenny B. Neslin
General Counsel and Secretary
AG Mortgage Investment Trust, Inc.
245 Park Avenue, 26th Floor
New York, New York 10167

      Re: AG Mortgage Investment Trust, Inc.
           Registration Statement on Form S-3
           Filed May 7, 2021
           File No. 333-255931

Dear Ms. Neslin:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Real Estate & Construction

cc: James V. Davidson